John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@lfg.com

VIA EDGAR

March 25, 2010

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549-0506

Re:       Lincoln Life & Annuity Flexible Premium Variable Life Account M
Lincoln Life & Annuity Company of New York (“LLANY”)
File No.: 333-148917; 811-08559; CIK: 0001051629
Request for Withdrawal of Post-Effective Amendment No. 2
Lincoln VULONE 2007

Dear Sir or Madam:

Pursuant to Rule 477(a) of The Securities Act of 1933 (the “Act”), we respectfully request that Post-Effective Amendment No. 2 (filed on February 9, 2010) under Rule 485(a) of the Act be withdrawn.  The reasons for this request are: (a) we have determined that changes to certain rates are required in order to maintain compliance with New York State Insurance Laws; and (b) we do not wish the delay occasioned by the revising of rates to impact or delay our upcoming submission of Post-Effective Amendment No. 3 to be filed on April 6, 2010, updating financials, and intended to go into effect on May 1, 2010.  Please note that no securities have been sold in connection with this Post-Effective Amendment.

Please contact me at (860) 466-1539, with any questions or comments you may have with regard to this filing.
I am representing LLANY in these matters.   Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel